

November 17, 2011

Via E-mail
Martin Shkreli
Chief Investment Officer
MSMB Capital Management LLC
330 Madison Avenue
6th Floor
New York, NY 10017

Re: AMAG Pharmaceuticals, Inc. ("AMAG" or "the Company")
Preliminary Consent Statement on Schedule 14A filed November 15, 2011
Filed by MSMB Capital Management LLC, et al.
File No. 001-10865

Dear Mr. Shkreli:

We have reviewed the above listed filing and have the following comments.

General

1. We note your response to prior comment 1. We disagree with your response that you have provided an appropriate factual foundation for each of the three statements referenced in the prior comment.

    •   With respect to the statement noted in the first bullet point of prior comment 1, we do not believe that the statement referenced in the Form 8-K filed by Allos Therapeutics on October 14, 2011 (1) supports such statement; (2) supports your statement's implication that the transaction between Allos Therapeutics and AMAG Pharmaceuticals was initiated and/or pursued by AMAG executives or its board because of a professional relationship between Dr. Pereira and Mr. Berns; or (3) supports your statement that AMAG Pharmaceuticals' directors "do not prioritize the stockholders of the Company or act in the stockholders' best interest." Furthermore, your statement that "the Company Board *did not realize, or decided not to disclose*" the relationship between Dr. Pereira and Mr. Paul Berns inappropriately implies that the Company was obligated to disclose the existence of a relationship between the two executives when no such obligation may have existed.

    •   With respect to the statement noted in the second bullet point of prior comment 1, we do not believe it is a reasonable assertion that the Company Board demonstrated an unwillingness to protect or prioritize the interests of stockholders when it rejected MSMB's offer. We refer you to an Institutional Shareholder Services report of

October 8, 2011[1] and disclosure on page 8 and 9 of the Company's consent revocation statement filed on November 7, 2011 discussing the Company's consultation with an outside financial advisor and the results of its investigation regarding MSMB's background.

- With respect to the statement noted in the third bullet point of prior comment 1, we do not believe your response provides support for such statement.

As it does not appear you have provided an adequate factual foundation, please do not use these statements in your soliciting materials.

2. We note your response to our prior comment 3. The disclosure contained in the second bullet point on page ii of your revised consent solicitation statement suggests that the compensation committee increased Dr. Pereira's base salary by $100,000 despite the Company falling short of Feraheme net sales goals set by the board of directors. Please remove such statement or provide appropriate support. It is our understanding that the $100,000 increase in Dr. Pereira's base salary occurred in February 2010, and the compensation committee conducted an evaluation of the Company's 2010 financial performance, including Feraheme net sales goals, in early 2011, almost one year *after* such increase in salary.

*   *   *

Please direct any questions to Nandini Acharya at 202.551.3495 or to me at 202.551.3444. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

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[1] Indicating that "... it seems clear from review of the public documents and engagement with MSMB that AMAG shareholders should not consider MSMB's ostensible $18 offer their next best alternative to the Allos tie-up. MSMB has made little information available about its ability to obtain the $380 million its offer would require—a striking and still-unaddressed failure of credibility in a hostile bidder trying to unseat an agreed deal. AMAG shares have traded at a substantial discount to the nominal value of the MSMB offer since it was announced, signaling that the market remains as skeptical about MSMB's offer as the board was."

cc: <u>Via E-mail</u>
        Evan L. Greebel, Esq.
        Katten Muchin Rosenman LLP
        575 Madison Avenue
        New York, NY 10022-2585